

MICHAEL J. MAILLIS SA

PACKING SYSTEMS
Our O.A. Standard:
ISO 9001

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

DATE : 22 May 2002

Re: Convening of General Meeting of Shareholders
File ≠ 33-82-4975

Dear Sirs,

On behalf of **MICHAEL J. MAILLIS S.A. PACKING SYSTEMS**, company incorporated in Greece (32 Kifisias Ave Marousi, Attiki), I am furnishing herewith the below listed document(s):

- **Minutes of the board of Directors of the 6th June 2002** convening Annual Ordinary General Meeting of the company's shareholders on the **6st of June 2002**, having as an agenda:

  1. Submission and approval of the annual Financial Statements (Balance Sheet, Profit and Loss Account Statement, Appropriation Account Statement and Appendix), the Certified Auditor's Report and the Management Report of the Board of Directors for the fiscal year 2001 (1.1.2001 – 31.12.2001).

  2. Submission and approval of the consolidated annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account Statement and Consolidated Appendix), the Certified Auditor's Report and the Consolidated Management Report of the Board of Directors for the fiscal year 2001 (1.1.2001 – 31.12.2001).

  3. Release of the members of the Board of Directors and the Certified Auditor of all liability for damages in regards to the balance sheet, the fiscal year results and the management of the company, as well as in regards to the Consolidated Fiscal Year Results, Balance Sheet and Management for the year 2001.

  4. Election of a Certified Auditor for the fiscal year 2002 (1.1.2002 – 31.1.2002).

  5. Approval of fees and salary for the members of the Board of Directors.

  6. Authorization, according to article 23, par. 1, of Regulatory Law 2190/1920, to members of the Board of Directors and to company's executives to participate in the management or the direction of companies belonging to the company group, which pursue the same or similar purposes.

  7. Election of a new Board of Directors.

  8. Conversion of the company's Share Capital to EURO and change of the par value of the shares b capitalization of a part of the reserves for rounding up, and amendment of article 3 of the Articles of Association accordingly.

dlw 6/3

32, KIFISSIAS AVE.
151 25 PARADISSOS AMAROUSSIOU
ATHENS - GREECE

REG No: 2716 / 06 / B / 86 / 43
VAT NO: 094051915

TEL. NO: 01 - 6843325 - 6845614
6849234 - 6852149
6848412 - 6834796
6810938

FAX NO: 01 - 6842001 - 6852148
E-mail: maillis@compulink.gr
TELEX: 216998 MAIL GR

NATIONAL BANK OF GREECE
SYNTAGMA SQ. BRANCH
ACC NO.: 104/47048439

EUROBANK CENTRAL OFFICE
NO NO: 026025000196636603-10-165

BANK NATIONAL DE PARIS
CENTRAL OFFICE

COMMERCIAL BANK OF GREECE
INOFYTA BRANCH
ACC NO: 222/81613613

MIDLAND BANK KIFISSIAS BRANCH
ACC NO: 071002014405-011-0

9. Increase of the share capital through capitalization of (a) the plus value that resulted from the readjustment of the real estates' value, which was effected during the fiscal year 2000 based on L. 2065/1992, and (b) part of the reserves for the rounding of the shares' par value and amendment of article 3 of the Articles of Association accordingly.

10. Abbreviation of the company's name, followed by amendment of article 1 of the Articles of Association accordingly.

11. Termination of the Share Buy-Back period, which was resolved as part of the Extraordinary General Meeting of the Shareholders on 21.12.2000, and publication of the list of shareholders who provided the shares that were bought.

12. Passing of a new resolution on Share Buy-Back, according to article 16, paragraphs 5 and 6, of Codified Law 2190/1920.

13. Distribution of Stock Options to Company's employees and to the members of the Board of Directors/ amendment of the previous relevant resolution.

14. Various announcements.

- **Michael J. Maillis S.A. Packing Systems** Consolidated Balance Sheet on 31.12.2001
- **Michael J. Maillis S.A. Packing Systems** Balance Sheet on 31.12.2001.

Please acknowledge receipt of this furnishing by signing the second copy of this letter and returning it in the stamped, self – addressed envelope.

Yours truly,

Themis Agriti
Investor Relation Manager



MICHAEL J. MAILLIS SA

PACKING SYSTEMS

Our O.A. Standard:
ISO 9001

COPY

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

DATE : 22 May 2002

Re: Convening of General Meeting of Shareholders
File ≠ 33-82-4975

Dear Sirs,

On behalf of **MICHAEL J. MAILLIS S.A. PACKING SYSTEMS**, company incorporated in Greece (32 Kifisias Ave Marousi, Attiki), I am furnishing herewith the below listed document(s):

- **Minutes of the board of Directors of the 6th June 2002** convening Annual Ordinary General Meeting of the company's shareholders on the **6st of June 2002**, having as an agenda:

 1. Submission and approval of the annual Financial Statements (Balance Sheet, Profit and Loss Account Statement, Appropriation Account Statement and Appendix), the Certified Auditor's Report and the Management Report of the Board of Directors for the fiscal year 2001 (1.1.2001 – 31.12.2001).

 2. Submission and approval of the consolidated annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account Statement and Consolidated Appendix), the Certified Auditor's Report and the Consolidated Management Report of the Board of Directors for the fiscal year 2001 (1.1.2001 – 31.12.2001).

 3. Release of the members of the Board of Directors and the Certified Auditor of all liability for damages in regards to the balance sheet, the fiscal year results and the management of the company, as well as in regards to the Consolidated Fiscal Year Results, Balance Sheet and Management for the year 2001.

 4. Election of a Certified Auditor for the fiscal year 2002 (1.1.2002 – 31.1.2002).

 5. Approval of fees and salary for the members of the Board of Directors.

 6. Authorization, according to article 23, par. 1, of Regulatory Law 2190/1920, to members of the Board of Directors and to company's executives to participate in the management or the direction of companies belonging to the company group, which pursue the same or similar purposes.

 7. Election of a new Board of Directors.

 8. Conversion of the company's Share Capital to EURO and change of the par value of the shares b capitalization of a part of the reserves for rounding up, and amendment of article 3 of the Articles of Association accordingly.

9. Increase of the share capital through capitalization of (a) the plus value that resulted from the readjustment of the real estates' value, which was effected during the fiscal year 2000 based on L. 2065/1992, and (b) part of the reserves for the rounding of the shares' par value and amendment of article 3 of the Articles of Association accordingly.

10. Abbreviation of the company's name, followed by amendment of article 1 of the Articles of Association accordingly.

11. Termination of the Share Buy-Back period, which was resolved as part of the Extraordinary General Meeting of the Shareholders on 21.12.2000, and publication of the list of shareholders who provided the shares that were bought.

12. Passing of a new resolution on Share Buy-Back, according to article 16, paragraphs 5 and 6, of Codified Law 2190/1920.

13. Distribution of Stock Options to Company's employees and to the members of the Board of Directors/ amendment of the previous relevant resolution.

14. Various announcements.

- **Michael J. Maillis S.A. Packing Systems** Consolidated Balance Sheet on 31.12.2001
- **Michael J. Maillis S.A. Packing Systems** Balance Sheet on 31.12.2001.

Please acknowledge receipt of this furnishing by signing the second copy of this letter and returning it in the stamped, self – addressed envelope.

Yours truly,

Themis Agriti
Investor Relation Manager

Received..............
Date...................
Signature.............

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

6th CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2001
(JANUARY 1 - DECEMBER 31, 2001)
ATHENS P.C.S.A REGISTER No 2716/06/B/86/43

ASSETS	2001 Acq/Cost	2001 Depreciation	2001 Net value GRD	2001 Acq/Cost EURO	2000 Acq/Cost	2000 Depreciation	2000 Net value GRD	2000 Acq/Cost EURO
B. PRE OPERATING COSTS								
1. Formation expenses	163.688.509	80.876.078	82.812.431	243.030	121.093.847	64.390.516	56.703.331	166.407
2. Exchange differences from loans	823.832.855	446.496.307	377.336.548	1.107.371	823.832.855	288.075.608	535.757.247	1.572.288
3. Pre operating interest	3.354.999.812	1.569.001.421	1.785.998.391	5.241.375	2.635.468.283	1.152.637.779	1.482.830.504	4.351.667
4. Other pre operating expenses	14.586.763.011	4.180.848.640	10.405.914.371	30.538.267	11.693.510.585	2.334.176.384	9.359.340.201	27.466.882
	18.928.284.187	6.277.222.445	12.652.061.741	37.130.042	15.273.905.570	3.839.274.287	11.434.631.283	33.557.245
C. FIXED ASSETS								
I. Intangible Assets								
1. Research and development cost	2.837.028.442	178.336.606	2.658.691.836	7.802.471	1.061.242.460	72.824.425	988.418.035	2.900.713
2. License Fees	38.010.621	35.374.621	2.636.000	7.736	37.320.621	27.792.980	9.527.641	27.961
3. Goodwill	—	—	—	—	8.427.079.929	174.853.853	8.252.226.076	24.217.831
4. Advances for the purchase of fixed assets	62.722	—	62.722	184	38.464.418	—	38.464.418	112.882
	2.875.101.785	213.711.227	2.661.390.558	7.810.390	9.564.107.428	275.471.258	9.288.636.170	27.259.387
II. Tangible Assets								
1. Land	1.253.239.143	—	1.253.239.143	3.677.884	623.163.414	—	623.163.414	1.828.799
3. Buildings	15.538.252.172	4.202.452.625	11.335.799.547	33.267.203	10.445.123.082	2.276.230.354	8.168.892.728	23.973.273
4. Machinery	36.353.395.354	16.951.410.072	19.401.985.282	56.939.062	21.759.535.540	8.751.218.342	13.008.317.198	38.175.546
5. Mobile equipment	1.139.728.523	506.155.789	633.572.734	1.859.348	2.416.479.242	1.823.762.486	592.716.756	1.739.448
6. Furniture and fixtures	3.253.013.717	1.898.480.422	1.354.533.295	3.975.153	2.228.414.857	910.190.493	1.318.224.164	3.868.596
7. Advances & fixed assets under construction	6.109.542.688	—	6.109.542.688	17.929.692	6.208.120.325	—	6.208.120.325	18.218.988
	63.647.171.597	23.558.498.908	40.088.672.689	117.648.342	43.680.836.260	13.761.401.675	29.919.434.585	87.804.650
Total Fixed Assets (CI+C II)	66.522.273.382	23.772.210.135	42.750.063.247	125.458.733	53.244.943.688	14.036.872.933	39.208.070.755	115.064.037
III. Financial Assets								
7. Other long term financial assets			73.436.120	215.513			73.014.720	214.277
Total Long Term Assets (C I+C II+C III)			42.823.499.367	125.674.246			39.281.085.475	115.278.314
D. CURRENT ASSETS								
I. Inventories								
1. Merchandise			4.097.687.338	12.025.495			5.283.387.882	15.505.173
2. Finished & semi-finished goods			9.471.848.966	27.797.056			5.471.053.356	16.055.916
4. Raw and auxiliary materials-cons/bles-spare parts - packing materials			9.197.751.746	26.992.698			9.340.431.944	27.411.392
5. Advances to suppliers			477.359.581	1.400.909			493.363.191	1.447.874
			23.244.655.631	68.216.157			20.588.236.353	60.420.356
II. Receivables								
1. Customers			23.674.181.099	69.476.687			17.716.996.466	51.994.120
3a. Notes receivable (checks)			630.708.898	1.850.943			1.051.880.065	3.086.955
3b. Delayed notes (checks)			5.000.000	14.674			1.798.131	5.277
5. Receivables from affiliated companies			—	—			2.086.741.741	6.123.867
10. Doubtful - contested trade and other debtors			701.058.111	2.057.397			1.180.070.993	3.463.158
11. Other debtors			2.533.775.335	7.435.878			1.727.181.882	5.068.768
11a. Greek state			1.227.483.326	3.602.299			1.163.396.236	3.414.222
12. Advances and other Credits			139.159.046	408.390			1.348.038.142	3.956.094
			28.911.365.815	84.846.268			26.276.104.656	77.112.560
III. Marketable Securities								
3. Mutual funds			4.035.801.342	11.843.878			912.964.430	2.679.279
IV. Cash								
1. Cash in hand			101.590.119	298.137			245.452.786	720.331
3. Cash at banks			11.905.427.830	34.938.893			35.738.442.851	104.881.710
			12.007.017.949	35.237.030			35.983.895.417	105.602.041
Total Current Assets (DI+DII+DIII+DIV)			68.198.840.737	200.143.333			83.761.200.856	245.814.236
E. PREPAYMENTS AND ACCRUED INCOME								
1. Prepaid expenses			943.026.986	2.767.504			860.335.248	2.524.831
2. Accrued income			324.887.013	953.447			209.336.367	614.516
3. Goods in transit			21.531.840	63.189			371.926.983	1.091.495
			1.289.445.839	3.784.140			1.441.659.598	4.230.843
GRAND TOTAL ASSETS (B+C+D+E)			124.963.847.484	366.731.761			135.918.577.210	398.880.637
MEMO ACCOUNTS								
2. Guarantees			4.262.974.026	12.510.562			4.185.077.096	12.281.958
3. Forward agreements			—	—			10.000.000	29.347
4. Other debit memo accounts			8.516.344.118	24.992.939			43.856.502.178	128.705.802
			12.779.318.144	37.503.502			48.051.579.274	141.017.107

CAPITAL AND LIABILITIES	2001 GRD	2001 EURO	2000 GRD	2000 EURO
A. CAPITAL AND RESERVES				
I. Share Capital (72.433.880 shares per value 250 drs.)				
1. Paid	18.108.470.000	53.142.979	18.108.470.000	53.142.979
	18.108.470.000	53.142.979	18.108.470.000	53.142.979
II. Share Premium Reserve				
1. Paid	49.522.727.000	145.334.489	49.822.453.967	146.214.098
	49.522.727.000	145.334.489	49.822.453.967	146.214.098
III. Differences of revaluation-Investment subsidies				
2. Revaluation reserve	663.661.717	1.947.650	482.419.177	1.415.757
3. Investment subsidies	3.492.794.145	10.250.313	2.520.416.614	7.396.674
	4.156.455.862	12.197.963	3.002.835.791	8.812.431
IV. Reserves				
1. Statutory reserve	1.659.962.227	4.871.496	1.578.691.762	4.632.991
4. Extraordinary reserve	2.363.253.092	6.935.446	2.363.253.092	6.935.446
5. Tax-free reserves (under special laws)	7.079.031.060	20.774.853	4.931.272.801	14.471.820
	11.102.246.379	32.581.794	8.873.217.655	26.040.257
Own shares in hand	(2.523.804.437)	(7.406.616)	—	—
Goodwill on acquisition of subsidiaries	(30.858.657.822)	(90.560.991)	(14.142.221.982)	(41.503.219)
V. Retained profits				
Carried forward	1.997.516.511	5.862.117	4.607.672.869	13.522.151
Exchange differences from translation at subsidiaries	192.050.884	563.612	450.825.028	1.323.037
Minority interest	963.996.515	2.829.043	145.828.621	427.964
	3.153.563.910	9.254.772	5.204.326.518	15.273.152
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	52.661.000.892	154.544.390	70.869.081.949	207.979.695
B. PROVISIONS FOR RISKS AND EXPENSES				
2. Other provisions	1.724.441.117	5.060.722	1.132.694.088	3.324.121
C. LIABILITIES				
I. Long Term				
1. Debenture loan	16.015.250.000	47.000.000	16.015.250.000	47.000.000
2. Bank loans	7.898.849.083	23.180.775	11.224.940.645	32.941.865
8. Other long term liabilities	1.354.901.238	3.976.233	1.187.587.526	3.485.217
	25.269.000.321	74.157.008	28.427.778.171	83.427.082
II. Short Terms				
1. Suppliers	10.220.377.479	29.993.771	5.229.390.690	15.346.708
2. Notes payable	582.676.444	1.709.982	881.495.891	2.586.929
3. Bank loans	25.394.244.840	74.524.563	13.757.379.178	40.373.820
4. Customer's advances	686.928.818	2.015.932	228.444.652	670.417
5. Taxes-duties payable	1.924.907.672	5.649.032	2.423.569.928	7.112.458
6. Contributions payable	503.150.920	1.476.598	358.092.654	1.050.896
7. Current portion of long term debt	708.980.465	2.080.647	2.103.159.604	6.172.149
8. Liabilities to affiliated companies	—	—	6.197.192.986	18.186.920
10. Dividends payable	1.954.754.676	5.736.624	874.225.925	2.565.593
11. Other creditors	3.014.820.348	8.847.602	3.191.728.049	9.366.773
	44.990.841.662	132.034.752	35.244.679.557	103.432.662
Total Liabilities (C I+C II)	70.259.841.983	206.191.759	63.672.457.728	186.859.744
D. ACCRUALS & DEFERRED INCOME				
1. Deffered revenue	29.087.441	85.363	—	—
2. Accrued expenses	267.044.186	783.695	239.984.632	704.284
3. Other accruals	22.431.865	65.831	4.358.813	12.792
	318.563.492	934.889	244.343.445	717.075
GRAND TOTAL CAPITAL (A+B+C+D)	124.963.847.484	366.731.761	135.918.577.210	398.880.637
MEMO ACCOUNTS				
2. Guarantees	4.262.974.026	12.510.562	4.185.077.096	12.281.958
3. Forward agreements	—	—	10.000.000	29.347
4. Other credit memo accounts	8.516.344.118	24.992.939	43.856.502.178	128.705.802
	12.779.318.144	37.503.502	48.051.579.274	141.017.107

PROFIT AND LOSS AT DECEMBER 31, 2001 (JANUARY 1 - DECEMBER 31, 2001)

	2001	2001	2001 GRD	2001 EURO	2000	2000	2000 GRD	2000 EURO
I. OPERATING RESULTS								
Turnover (net sales)			92.291.044.978	270.848.794			78.205.296.018	229.509.306
Less: Cost of sales			67.146.866.895	197.056.102			55.442.943.924	152.708.566
Gross margin profit or (loss)			25.144.178.083	73.790.891			22.762.352.094	66.800.740
Plus: Other operating income			686.123.914	2.013.570			1.111.745.828	3.262.644
Total			25.830.301.997	75.804.261			23.874.097.922	70.063.383
Less: 1. Administrative expenses		6.205.938.913				5.732.887.239		
3. Distribution expenses		11.225.231.819	17.431.170.732	51.155.307		10.027.603.546	15.760.490.785	46.252.357
Subtotal profit or (loss)			8.399.131.265	24.648.955			8.113.607.137	23.811.026
Plus: 3. Profit on sale of shares in subsidiaries or other holdings	10.287.718				15.727.950			
4. Interest & other similar income	439.859.845	450.147.563			995.813.529	1.011.541.479		
Less: 2. Loss from sale of bonds	398.108.451				175.821.354			
3. Interest & other similar expenses	2.733.936.497	3.132.044.948	(2.681.897.385)	(7.870.572)	2.825.813.382	3.001.634.736	(1.990.093.257)	(5.840.332)
Total Operating results (profits)			5.717.233.880	16.778.383			6.123.513.880	17.970.894
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary & non-operating income	4.375.741.697				5.397.489.591			
2. Extraordinary profits	515.411.466				60.103.229			
3. Prior year profits	13.421.894	4.904.575.057			9.097.842	5.466.690.662		
Less: 1. Extraordinary and non-operating expenses	1.034.707.338				1.854.494.002			
2. Extraordinary loss	450.376.313				238.199.577			
3. Prior year expenses	68.389.480				28.083.411			
4. Doubtful debts	246.716.356	1.800.189.487	3.104.385.570	9.110.449	—	2.120.776.990	3.345.913.672	9.819.262
Total operating & non-operating results			8.821.619.450	25.888.832			9.469.427.552	27.789.956
Less: Total depreciation		6.420.728.409				5.046.924.087		
Less: Depreciation charged to operation cost		6.420.728.409	—	—		4.923.307.305	123.616.782	362.779
NET PROFIT BEFORE TAXES			8.821.619.450	25.888.832			9.345.810.770	27.427.178
Share of minority interest on net profit before taxes		75.669.714				104.332.845		
CONSOLIDATED NET PROFIT BEFORE TAXES.		8.745.949.736				9.241.477.925		
LESS: Additional taxes paid as a result of tax audit of prior year			6.289.024	18.456			291.355.184	855.041
Income tax			1.987.553.798	5.832.880			2.230.610.579	6.546.179
Other taxes not included in operation costs			2.029.292	5.955			37.176.536	109.108
NET PROFIT AFTER INCOME TAXES			6.825.747.336	20.031.540			6.786.666.471	19.916.850
LESS: Share of minority interest			69.130.502	202.877			56.494.038	165.793
NET PROFIT AFTER INCOME TAXES AND SHARE OF MINORITY INTEREST			6.756.616.834	19.828.663			6.730.172.433	19.751.056

NOTES:

1. The companies included in the above consolidation are the following:
   a) M.J.MAILLIS S.A. (parent company)
   b) Directly control Companies
   STRAPTECH S.A. (99,0%), M.J. MAILLIS BULGARIA EOOD (100%), M. J. MAILLIS ROMANIA SA (81,0%), HELERO BV (100%), M. J. MAILLIS FRANCE SAS (99,99%), MARFLEX M. J. MAILLIS GROUP SPZOO (100%), M. J. MAILLIS ESPANA SA (100%), ROCALU SA (100%), M. J. MAILLIS CZECH SRO (100%), M. J. MAILLIS ALBANIA LTD (100%), DANUBIA PACK M. J. MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY ASTRAP AB (100%), M. J. MAILLIS SVERIGE AB (100%), MAILLIS HOLDING GMBH (100%).
   c) Indirectly control Companies
   PAYNE STRAPPING SYSTEMS LTD (100%), UNITED PACKAGING PLC (100%), SAMUEL STRAPPING SYSTEMS LTD (100%), CERBERE SOVAREC SA (99,99%), CERBERE AGRAVFIT SA (99,72%), SIAT SPA (100%), ARTE SRL (100%), GRAMEGNA SPA (100%), SICME SRL (60%), IPE CORPORATION (100%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), CONTIPAK GMBH & CO KG (100%), NYDENS FORPACKING AB (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH & CO KG (100%), SANDER NV (100%)
   The above mentioned companies have been consolidated according to the full consolidation method as provided for in articles 90 to 109 of law 2190/1920.
2. The parent company M.J.MAILLIS S.A. and the subsidiary STRAPTECH S.A.- PACKING SYSTEMS & MATERIALS have been tax audited up to the year ended 31 December, 1999.
3. Encumbrances on the company' s fixed assets as at 31 December, 2001 amounted to drs 455.500.000 (eur 1.336.757).
4. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the year ended 31 December, 2001.
5. The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6. The number of employees of the group as at 31 December, 2001 was 1.976.
7. The group consistently followed the fundamental accounting principles used in the financial statements for the 2000 year.

Marousi, February 26, 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	CHARALABOS A. STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS B. MAROULIS
Φ 020206	Σ 208194	Π 325521	Π 717325

CERTIFIED AUDITOR'S AUDIT CERTIFICATE DIRECT TRANSLATION
To the Shareholders of "MICHAEL J MAILLIS AEBE - PACKAGING SYSTEMS" and It's subsidiaries

I have audited the above Consolidated Financial Statements, comprising the consolidated balance sheet and income statement and the related Notes to the Consolidated Financial Statements of "Michael J Maillis AEBE - Packaging Systems", together with its subsidiary companies, for the year ended 31 December 2001. My audit was carried out in accordance with the provisions of article 108 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate for the consolidation, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. I have confirmed that the contents of the Directors' Report to the Annual General Meeting of the Shareholders is in accordance with the above Consolidated Financial Statements. The scope of my audit did not include the subsidiary companies representing 29% and 12% of the consolidated assets and of the consolidated turnover respectively. The financial statements of the above subsidiaries have been audited to a large extent by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows, to the extent that this is affected by consolidated amounts appearing in the above subsidiaries' financial statements. The following matters were noted as a result of the audit: 1. Based on the interpretation No 205/1988 of the full session of the State Legal Council, the companies included in the consolidation have not raised provisions for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the companies had raised provisions in accordance with article 42e of CL 2190/1920 for provisions for retirement settlement, the provisions would have amounted to GRD 179,360,000(EURO 526,368) of which GRD 141,119,000(EURO 414,142) should have been charged to prior years profits and GRD 35,241,000(EURO 103,422) to current year profits. 2. The company "Michael J Maillis AEBE - Packaging Systems" has included GRD 990,542,000 (EURO 2,906,947) in account 84 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and valuation of investments on securities listed on the Athens Stock Exchange. From this amount GRD 173,328,000 (EURO 508,669) were charged to prior year's profits and GRD 198,108,000 (EURO 581,383) to current year's profits. If the company had followed the requirements set out by CL 2190/1920 an amount of GRD 693,315,000 (EURO 2,034,674) would have been charged to prior year's profits and an amount of GRD 99,118,000 would have been charged to current year' s profits. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company "Michael J Maillis AEBE - Packaging Systems" has included in account E1 "Deferred Charges" debit foreign exchange differences stemming from liabilities' repayment of operations that took place until 31 December 2000. These debit foreign exchange differences amount to GRD 631,519,000(EURO 1,853,321), from which GRD 210,506,000 (EURO 617,774) have been charged to 2000 fiscal year's profits and GRD 210,506,000 (EURO 617,774) have been charged to current year's profits. If the company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in fiscal year's 2000 profits. In my opinion, after the above noted matters and notes of the company are taken into consideration, the aforementioned Consolidated Financial Statements have been prepared in accordance with the requirements set out by CL 2190/1920 and reflect the Group's assets and financial position as at 31 December 2001 and the consolidated results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the Company had applied in the previous year.

Athens, 28 February 2002

CERTIFIED AUDITOR- ACCOUNTANT

PRICEWATERHOUSECOOPERS

CONSTANTINOS COTSILINIS
REG No 12711

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

BALANCE SHEET AS AT DECEMBER 31, 2001
25th FINANCIAL YEAR (JANUARY 1 - DECEMBER 31, 2001)
ATHENS P.C.S.A. REGISTER No 2716/06/B/86/43

ASSETS	2001 Acq/Cost	2001 Depreciation	2001 Net value DRS	2001 Net value EURO	2000 Acq/Cost	2000 Depreciation	2000 Net value DRS	2000 Net value EURO
B. PRE OPERATING COSTS								
1. Formation expenses	126.220.625	65.752.179	60.468.446	177.457	85.727.963	56.339.794	29.388.169	86.248
2. Exchange differences from loans	823.832.856	446.496.307	377.336.548	1.107.371	823.832.855	258.075.608	535.757.247	1.572.288
3. Pre operating interest	3.319.170.421	1.557.900.085	1.761.270.336	5.168.805	2.609.065.297	1.146.813.041	1.462.272.256	4.291.335
4. Other pre operating expenses	7.762.438.817	3.071.663.251	4.690.775.766	13.766.033	6.231.625.127	1.870.025.339	4.361.597.788	12.799.994
	12.031.662.719	5.141.811.622	6.889.851.096	20.219.666	9.750.269.242	3.381.252.783	6.369.016.460	18.749.862
C. FIXED ASSETS								
I. Intangible Assets								
1. Research and development costs	284.916.030	9.579.472	275.336.558	808.031	19.236.312	6.292.210	12.944.102	37.987
2. Goodwill	38.010.821	35.374.821	2.636.000	7.736	37.320.621	27.792.980	9.527.641	27.961
4. Advances for the purchase of fixed assets	—	—	—	—	666.400	—	666.400	1.956
	322.926.651	44.954.093	277.972.558	815.767	57.223.333	34.085.190	23.138.143	67.904
II. Tangible Assets								
1. Land	443.295.872	—	443.295.872	1.300.942	443.295.872	—	443.295.872	1.300.942
3. Buildings	6.348.991.212	2.136.358.923	4.212.632.289	12.362.824	6.208.876.389	1.650.782.749	4.558.093.650	13.376.650
4. Machinery	19.040.068.107	8.385.712.465	10.654.356.622	31.267.371	18.274.976.285	5.935.929.744	10.339.046.542	30.342.029
5. Mobile equipment	400.815.798	210.589.506	190.226.292	558.257	347.393.915	181.333.513	166.060.402	487.336
6. Furniture and fixtures	813.956.964	594.859.470	219.097.494	642.998	749.653.706	479.199.051	270.454.655	793.704
7. Advances & fixed assets under construction	3.784.275.281	—	3.784.275.081	11.105.723	1.990.272.669	—	1.990.272.669	5.840.859
	30.831.404.034	11.327.520.364	19.503.882.350	57.238.122	28.014.468.847	8.247.245.057	17.767.222.790	52.141.523
Total Fixed Assets (CI+CII)	31.154.330.685	11.372.474.777	19.781.855.908	58.053.889	28.071.692.180	8.281.330.247	17.790.361.933	52.209.428
III. Financial Assets								
1. Participating in affiliated companies			31.919.541.041	93.674.368			17.956.613.511	52.697.325
7. Other long term financial assets			54.921.720	161.179			54.921.720	161.179
			31.974.462.761	93.835.547			18.011.535.231	52.858.504
Total Long Term Assets (C I+C II+C III)			51.756.318.669	151.889.436			35.801.897.164	105.067.932
D. CURRENT ASSETS								
I. Inventories								
1. Merchandise			16.967.148	49.852			28.631.575	84.025
2. Finished & semi-finished goods			1.830.923.999	5.373.218			1.927.116.137	5.655.513
4. Raw and auxiliary materials - consumables spare parts - packing materials			2.944.974.227	8.642.624			4.223.535.698	12.394.822
5. Advances to suppliers			338.606.789	993.710			344.600.503	1.011.300
			5.131.492.150	15.059.405			6.523.883.913	19.145.661
II. Receivables								
1. Customers			17.730.042.037	52.032.405			17.331.516.257	50.862.850
3a. Notes receivable (checks)			40.868.163	119.936			27.382.844	80.361
5. Receivables from affiliated companies			15.508.678.026	45.513.362			14.999.042.721	44.017.734
10. Doubtful - contested trade and other debtors			469.363.414	1.377.442			234.086.645	686.975
11. Other debtors			12.114.883	35.554			6.621.740	19.433
11a. Greek State			994.875.104	2.919.663			902.831.682	2.649.636
12. Advances and other credits			15.805.433	46.387			10.826.098	31.771
			34.771.748.060	102.044.749			33.512.408.087	98.348.960
III. Investments								
3. Other investments			3.535.170.020	12.550.754			746.568.246	2.190.856
IV. Cash								
1. Cash in hand			1.765.028	5.180			3.034.436	8.905
3. Cash at banks			8.280.940.485	24.302.109			29.981.281.165	87.986.152
			8.282.705.513	24.307.289			29.984.315.601	87.995.057
Total Current Assets (DI+DII+DIII+DIV)			51.781.115.753	151.962.197			70.767.175.847	207.680.633
E. PREPAYMENTS AND ACCRUED INCOME								
1. Prepaid expenses			245.294.521	719.867			452.573.457	1.328.169
2. Accrued income			296.483.154	875.959			167.339.708	491.092
3. Goods in transit			21.531.640	63.189				
			563.309.315	1.659.015			619.913.165	1.819.261
GRAND TOTAL - ASSETS (B+C+D+E)			110.992.597.833	325.730.294			113.578.001.636	333.317.686
MEMO ACCOUNTS								
2. Guarantees			4.152.528.586	12.186.432			4.074.629.656	11.957.827
3. Forward agreements			—	—			10.000.000	29.347
4. Other debit memo accounts			6.041.639.873	17.730.418			41.361.797.933	121.443.281
			10.194.168.459	29.916.849			45.446.427.589	133.430.455

CAPITAL AND LIABILITIES	2001 DRS	2001 EURO	2000 DRS	2000 EURO
A. CAPITAL AND RESERVES				
I. Share Capital (72.433.800 shares per value 250 drs per share)				
1. Paid	18.108.470.000	53.142.979	18.108.470.000	53.142.979
II. Share Premium reserve				
1. Paid	49.522.727.000	145.334.489	49.522.727.000	145.334.489
III. Differences of revaluation - investment subsidies				
2. Revaluation reserves on assets	476.426.977	1.398.172	476.426.977	1.398.172
3. Investment subsidies	2.823.202.145	8.285.259	2.520.416.614	7.396.674
	3.299.629.122	9.683.431	2.996.843.591	8.794.845
IV. Reserves				
1. Statutory reserve	566.050.078	1.661.189	500.663.111	1.469.297
4. Extraordinary reserve	4.701.051	13.796	4.701.051	13.796
5. Tax-free reserves (under special laws)	6.732.556.824	19.758.054	6.732.556.824	19.758.054
	7.303.307.953	21.433.039	7.237.920.986	21.241.147
Own shares in hand	(2.523.804.437)	(7.406.618)	—	—
V. Retained Profits				
Carried forward	23.501.604	68.970	730.175.482	2.142.848
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	75.733.831.240	222.256.291	78.596.137.059	230.656.308
B. PROVISIONS FOR RISKS & EXPENSES				
2. Other provisions	194.732.291	571.481	97.020.705	284.727
C. LIABILITIES				
I. Long Term				
1. Debenture loan	16.015.250.000	47.000.000	16.015.250.000	47.000.000
2. Bank loans	—	—	750.000.000	2.201.027
8. Other long term liabilities	—	—	17.599.988	51.651
	16.015.250.000	47.000.000	16.782.849.988	49.252.678
II. Short term				
1. Suppliers	3.649.348.791	10.709.748	3.485.784.073	10.229.682
2. Notes payable	449.184.585	1.318.223	568.219.249	1.667.555
3. Bank loans	11.758.939.125	34.508.982	10.872.186.262	31.906.636
4. Customer's advances	15.502.607	45.496	5.216.978	15.310
5. Taxes-duties payable	703.235.957	2.063.789	1.289.667.389	3.784.849
6. Contributions payable	144.675.603	424.580	123.863.721	363.503
7. Current portion of long term debt	—	—	537.272.724	1.576.736
10. Dividends payable	1.954.754.676	5.736.624	874.225.925	2.565.593
11. Other creditors	165.006.434	484.245	116.508.369	342.182
	18.840.645.782	55.291.697	17.873.034.688	52.452.046
Total Liabilities (C I+C II)	34.855.895.782	102.291.697	34.655.884.676	101.704.724
D. ACCRUALS AND DEFERRED INCOME				
2. Accrued expenses	185.882.849	545.511	227.916.771	668.868
3. Other accruals	22.255.681	65.314	1.042.425	3.059
	208.138.530	610.825	228.959.196	671.927
GRAND TOTAL - CAPITAL AND LIABILITIES (A+B+C+D)	110.992.597.833	325.730.294	113.578.001.636	333.317.686
MEMO ACCOUNTS				
2. Guarantees	4.152.528.586	12.186.432	4.074.629.656	11.957.827
3. Forward agreements	—	—	10.000.000	29.347
4. Other credit memo accounts	6.041.639.873	17.730.418	41.361.797.933	121.443.281
	10.194.168.459	29.916.849	45.446.427.589	133.430.455

NOTES:
1) Net Fixed Asset investments increased approximately drs. 4.717.000.000 (€ 14.138.464) in the period of 1 January to December 2001.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) The Equity participation in affiliated companies amounting approximately GRD 31,9 billion (€ 93,7 million) is stated at cost, as provided for in article 28 par. 5 of Presidential Decree 186/1992 (Tax book code). Had the above valuation been made at the equity method, as provided for in article 43 of law 2190/1920, the relevant amount would have been approximately GRD 28 billion (€ 76,3 million).
4) Encumbrances on the company' s fixed assets as at 31 December, 2001 amounted to drs 455.500.000 (€ 1.336.757).
5) The number of employees of the company at 31 December, 2001 were 403.
6) The depreciation charge for the period 1/1-31/12/2001 amounted Drs 4.541.084.855 (€ 13.326.735) compared to Drs 3.897.653.788 (€ 11.438.546) for the period 1/1-31/12/2000 and is accordingly allocated as follows: Drs 3.045.146.195 (eur 8.936.589) to production cost compared to Drs 2.507.277.547 (€ 7.358.115), Drs 1.488.893.270 (€ 4.369.458) to administration expenses compared to Drs 1.380.755.937 (eur 4.052,108) and Drs 7.045.390 (€ 20.676) to selling expenses compared to Drs 9.620.302 (€ 28.233).
7) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2000 year.

PROFIT AND LOSS AT DECEMBER, 31, 2001
(JANUARY 1 - DECEMBER 31, 2001)

			2001 DRS	2001 EURO			2000 DRS	2000 EURO
I. OPERATING RESULTS								
Turnover (net sales)			30.501.446.426	89.512.682			31.472.127.303	92.361.342
Less: Cost of sales			25.101.981.318	73.666.856			24.506.122.826	71.918.189
Gross margin profit			5.399.465.108	15.845.826			6.966.004.477	20.443.153
Plus: Other operating income			206.947.060	607.328			631.999.336	1.854.730
Total			5.606.412.168	16.453.154			7.598.003.813	22.297.884
Less: 1. Administrative expenses		2.457.187.571				1.897.037.646		
3. Distribution expenses		2.988.746.278	5.445.933.849	15.982.198		3.031.450.726	4.928.488.372	14.463.649
Subtotal profit or (loss)			160.478.319	470.956			2.669.515.441	7.834.235
Plus: 1. Income from participating interest	487.527.400				—			
3. Profit on sale of shares in subsidiaries or other holdings	7.845.569				5.415.355			
4. Interest and other similar income	754.689.489	1.250.062.458			584.888.198	590.303.553		
Less: 1. Participations and secirities value dicline allowances	87.338.160				62.558.521			
2. Loss from sale bonds expenses and losses	110.770.291				110.770.291			
3. Interest and other similar expenses	794.800.427	992.908.878	257.153.580	754.669	1.187.578.834	1.360.907.646	(770.604.093)	(2.261.494)
Total operating results (profits)			417.631.899	1.225.625			1.898.911.348	5.572.741
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary and non operating income	2.338.976.035				3.603.113.090			
2. Extraordinary profits	1.458.945				4.190.423			
3. Prior years profits	5.563.602	2.345.998.582			8.885.482	3.616.188.995		
Less:								
1. Extraordinary and non operating expenses	595.854.117				1.512.848.301			
2. Extraordinary loss	1.671.357				4.070.761			
3. Prior year expenses	44.198.396				22.475.092			
4. Doubtful debts	110.000.000	751.723.870	1.594.274.712	4.678.723	—	1.539.394.154	2.076.794.841	6.094.775
Total operating & non-operating results			2.011.906.611	5.904.348			3.975.706.189	11.667.516
Less: Total depreciation		4.541.084.855				3.897.653.788		
Less: Depreciation charged to operation cost		4.541.084.855	—	—		3.897.653.788	—	—
NET PROFIT BEFORE TAXES			2.011.906.611	5.904.348			3.975.706.189	11.667.516

APPROPRIATION ACCOUNT

		2001 DRS	2001 EURO		2000 DRS	2000 EURO
Net profit for the year		2.011.906.611	5.904.348		3.975.706.189	11.667.516
Plus: Prior year retained profits		730.175.482	2.142.848		408.852.646	1.199.861
Less: Additional taxes paid as a result of tax audit of prior years		—	—		(274.559.010)	(805.749)
Total		2.742.082.093	8.047.196		4.109.999.825	12.061.628
Less: 1. Income taxes	703.303.171			855.145.058		
2. Other not charged to the operating cost taxes	2.029.292	705.332.463	2.069.941	37.178.536	892.323.594	2.618.705
Distributable profits		2.036.749.630	5.977.255		3.217.676.231	9.442.924
Distribution as follows:						
1. Stratutory reserve		65.386.965	191.891		128.002.149	375.646
2. First dividend		706.230.330	2.072.576		869.206.560	2.550.863
3. Additional dividend		1.231.630.731	3.614.470		—	—
5. Extraordinary reserve - L. 2601/98		—	—		1.437.671.878	4.219.140
6a. Special untaxed reserves		—	—		3.555.536	10.434
6b. Special reserves from income taxed in a special way		—	—		39.084.628	114.643
7. Board of Directors fees		10.000.000	29.347		10.000.000	29.347
8. Retained profits		23.501.604	68.970		730.175.482	2.142.848
		2.036.749.630	5.977.255		3.217.676.231	9.442.924

Marousi, 26, February 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR
MICHAEL J. MAILLIS
Φ 020296

CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS
CHARALAMBOS A. STAVRINOUDAKIS
Σ 206194



FINANCIAL MANAGER
PETER ... DELIS
P 578226

THE CHIEF ACCOUNTANT
NIKOLAOS B. MAROULIS
Π 717325

CERTIFIED AUDITOR'S AUDIT CERTIFICATE DIRECT TRANSLATION
To the Shareholders of "MICHAEL J MAILLIS AEBE - PACKAGING SYSTEMS"

I have audited the above Financial Statements and the Notes to the Financial Statements of "Michael J Maillis AEBE - Packaging Systems" for the year ended 31 December 2001. My audit was carried out in accordance with the provisions of article 37 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. All books and records maintained by the Company have been made available to me and I have been given all the information and explanations which I have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. I have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the Financial Statements. The Attachment contains the information required by paragraph 1 of article 43a of CL 2190/1920. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the Company had raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to GRD 162.871.000, of which GRD 128.204.000 relates to prior years and GRD 34.667.000 relates to current year results. 2. The company has included GRD 990.542.000 (€ 2.906.947) in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end valuation of investments listed on the Athens Stock Exchange, of which GRD 173.328.000 (€ 508.669) have been expensed in the prior year and GRD 198.108.000 (€ 581.389) have been expensed in the current year results. If the Company had followed the requirements set out by CL 2190/1920, amount of GRD 693.315.000 (€ 2.034.674) would have been expensed in the prior year, and GRD 99.118.000 (€ 290.884) in the current year. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included GRD 631.519.000 (€ 1.853.321) in account E1 "Deferred Charges", of which GRD 210.506.000 (€ 617.774) have been expensed in the prior year and GRD 210.506.000 (€ 617.774) have been expensed in the current year. This amount relates to realised and unrealised foreign exchange losses incurred by the Company up to 31/12/2000. If the Company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the year ended 31 December 2000. In my opinion, the aforementioned Financial Statements are in agreement with the books and records of the company and together with the Attachment, present, subject to the matters mentioned above and the notes appearing on the face of the financial statements, the company's assets and financial position as at 31 December 2001 and the results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the company had applied in the previous year.

Athens, 27 February 2002
Certified Auditor - Accountant

PRICEWATERHOUSECOOPERS

Constantinos Cotsilinis
REG. No 12711